Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

July 15, 2021

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2138

Balanced Income Builder Portfolio, Series 36

File Nos. 333-256420 and 811-03763

Dear Mr. Bartz:

           This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2138, filed on May 24, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Balanced Income Builder Portfolio, Series 36 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

           1.       The “Principal Investment Strategy” section states that the trust may invest in real estate investment trusts, non-U.S. companies, companies located in emerging markets, and exchange-traded funds that may invest in senior loans, municipal bonds, preferred securities or floating rate securities. If the trust invests principally in such securities, please provide the corresponding risk disclosures.

           Response: If the trust invests in any of the securities listed above, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

Investment Summary — Principal Risks

           2.       Please provide a risk stating that the investment strategy may not produce the intended results.

           Response: In response to this comment, the following will be added to the “Principal Risks” and “Investment Risks” sections, respectively:

Securities selected according to this strategy may not perform as intended. The trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the trust's investment strategy is designed to achieve the trust's investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

Investment strategy risk. The trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the trust’s investment strategy is designed to achieve the trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

Additional Revision

           The “Investment Summary – Fixed-Income Exchange-Traded Funds” section has been revised. Specifically, the second sentence will be amended to add the italicized phrase: “The sponsor, with the assistance of GPIM, has selected fixed-income ETFs believed to have the best potential for current income as well as total return given the sponsors outlook on rates and credit spreads.”

           We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren